March 8, 2019

Scott A. Richardson
Chief Financial Officer
Celanese Corp
222 West Colinas Blvd, Suite 900N
Irving, Texas 75039-5421

       Re: Celanese Corp
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed February 7, 2019
           File No. 001-32410

Dear Mr. Richardson:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2018

26. Segment Information, page 123

1. Please tell us whether the three businesses in the Acetyl Chain segment (intermediate chemistry, emulsion polymers and ethylene vinyl acetate) are operating segments aggregated into one reportable segment. In this regard, your disclosures on page 124 reference the criteria in ASC 280-10-50-11. However, your disclosure on page 4 indicates that the newly created Acetyl Chain reportable segment is also an operating segment. If the three businesses are individual operating segments, please provide us with your detailed analysis of the aggregation requirements in ASC 280-10-50-11.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Scott A. Richardson
Celanese Corp
March 8, 2019
Page 2

      You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or Al Pavot, Staff
Accountant, at (202) 551-3738 with any questions.



                                                         Sincerely,
FirstName LastNameScott A. Richardson
                                                         Division of
Corporation Finance
Comapany NameCelanese Corp
                                                         Office of
Manufacturing and
March 8, 2019 Page 2                                     Construction
FirstName LastName